Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements of Twin Mining Corporation have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management’s judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and records are maintained.

The Audit Committee comprises four independent directors and meets with management and the Company’s auditors, PricewaterhouseCoopers LLP, to review the consolidated financial statements before they are presented to the Board of Directors for approval.

PricewaterhouseCoopers LLP have examined these consolidated financial statements and their report follows.

/s/ Hermann Derbuch        /s/ Domenico Bertucci

Hermann Derbuch, P. Eng.            Domenico Bertucci, CA
Chairman, President and      Chief Financial Officer
Chief Executive Officer